Filed by Kitara Holdco Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Kitara Media Corp. (File No. 000-51840)

and Future Ads LLC

For the Related Registration Statement:

File No. 333-199892

KITARA MEDIA CORP.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 29, 2014

To Kitara Media Corp. Stockholders:

A Special Meeting of the Stockholders (“Special Meeting”) of Kitara Media Corp. (“Kitara”) will be held on December 29, 2014 at 10:00 a.m., local time, at the offices of our general counsel, Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. The purposes of the Special Meeting are to:

1.	Consider and vote on a proposal to adopt the Agreement and Plan of Reorganization, dated as of October 10, 2014, by and among Kitara, Kitara Holdco Corp. (“New Holdco”) and Kitara Merger Sub, Inc. (“Merger Sub”), as it may be amended (the “merger agreement”), a summary of which is attached to this notice as Annex A, and approve the merger contemplated thereby — this proposal is referred to herein as the “Merger Proposal.”

2.	Consider and vote on proposals to approve the following six material provisions in the New Holdco certificate of incorporation that will be in effect after the completion of the merger and that are not in, or that are different from comparable provisions in, the current Kitara amended and restated certificate of incorporation — these proposals are collectively referred to herein as the “Charter Amendment Proposals”:

a.	New Holdco is authorized to issue 500,000,000 shares of common stock.

b.	Any director or the entire board of directors generally may be removed, with or without cause, by the affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon.

c.	The affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon, generally shall be required to amend any provision of the New Holdco certificate of incorporation.

d.	The affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon, generally shall be required for the stockholders of New Holdco to amend any provision of the bylaws of New Holdco.

e.	New Holdco shall not be bound or governed by, or otherwise subject to, Section 203 of the Delaware General Corporation Law.

f.	Certain actions and proceedings with respect to New Holdco may be brought only in a court in the State of Delaware.

3.	Consider and vote on a proposal to approve the New Holdco 2014 Long-Term Incentive Plan, which is an incentive equity compensation plan for directors, officers, employees, consultants and other service providers of New Holdco and its subsidiaries — this proposal is referred to herein as the “Equity Plan Proposal.”

4.	Consider and vote on a proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the Special Meeting to adopt the merger agreement and approve the merger — this proposal is referred to herein as the “Adjournment Proposal.”

The board of directors of Kitara unanimously recommends a vote “FOR” the Merger Proposal, the Charter Amendment Proposals, the Equity Plan Proposal and, if necessary, the Adjournment Proposal.

The board of directors of Kitara has fixed December 2, 2014 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Only holders of record of shares of Kitara common stock at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

Kitara will send you a proxy statement/prospectus containing additional information about the Merger Proposal and the other proposals to be considered at the Special Meeting, along with a proxy card and instructions on how to submit a proxy by telephone, over the internet or by mail. When available, please review carefully the proxy statement/prospectus.

Please do not send documents or certificates representing your ownership of Kitara common stock at this time. If the transactions contemplated by the merger agreement are consummated, we will notify you of the procedures for exchanging your shares of Kitara common stock.

Appraisal Rights

Holders of Kitara common stock who object to the merger may elect to pursue appraisal rights to receive the judicially determined “fair value” of their shares, but only if they comply with the procedures required under Section 262 of the DGCL. In order to qualify for these rights, Kitara stockholders must (1) not vote in favor of adoption of the merger agreement, (2) make a written demand for appraisal prior to the taking of the vote on the adoption of the merger agreement at the Special Meeting and (3) otherwise comply with the Delaware law procedures for exercising appraisal rights. Failure to follow the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This notice constitutes such notice to the holders of Kitara common stock. A copy of Section 262 of the DGCL is attached to this notice as Annex B.

Additional Information

In connection with the transactions contemplated by the merger agreement, Kitara has filed a preliminary proxy statement/prospectus on Schedule 14A with the Securities and Exchange Commission (the “SEC”). The preliminary proxy statement/prospectus also is included in a registration statement on Form S-4 filed by New Holdco. Investors are urged to read the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (including all amendments and supplements thereto), when it becomes available, before they make any voting or investment decision with respect to the transactions contemplated by the merger agreement, because the proxy statement/prospectus will contain important information. Investors may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, when it becomes available, as well as other filings containing information about Kitara, New Holdco and Future Ads LLC, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free, when they become available, by directing a request to: Kitara Merger Corp., 525 Washington Blvd, Suite 2620, Jersey City, New Jersey 07310, Attn: Corporate Secretary.

Kitara and its directors and executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Kitara’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding Kitara’s directors and executive officers is available in Kitara’s annual report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014. Additional information regarding the interests of such potential participants in the transactions contemplated by the merger agreement will be included in the proxy statement/prospectus.

By Order of the Board of Directors,

/s/ Jonathan J. Ledecky
Chairman of the Board

Jersey City, New Jersey
December 8, 2014

Annex A

The Transactions

Kitara Media Corp. (“Kitara”) has entered into (i) an Agreement and Plan of Reorganization, dated as of October 10, 2014 (the “merger agreement”), with Kitara Holdco Corp. (“New Holdco”), a wholly-owned subsidiary of Kitara, and Kitara Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of New Holdco, and (ii) a Unit Exchange Agreement, dated as of October 10, 2014 (the “exchange agreement”), with New Holdco, Future Ads LLC (“Future Ads”), and the holders of the outstanding limited liability company interests of Future Ads (the “members”). If the transactions contemplated by the merger agreement and the exchange agreement are consummated, New Holdco will become the new publicly traded company and Kitara and Future Ads will become wholly-owned subsidiaries of New Holdco.

Future Ads is a diversified online advertising company. Future Ads generates revenues through the sale of advertising to advertisers who want to reach consumers in the United States and internationally to promote their products and services. Future Ads delivers advertising through its real-time, bid-based, online advertising platform called Trafficvance. This technology platform allows advertisers to target audiences and deliver text, display and video based advertising. The Future Ads business and its Trafficvance platform provide advertisers with an effective way to serve, manage and maximize the performance of their online advertising purchasing. Future Ads offers both a self-serve platform and a managed services option that give advertisers diverse solutions to reach online audiences and acquire customers. Future Ads has over 1,400 advertiser customers and its platform has the capacity to serve approximately 26 million ads per day.

The Merger and Exchange

Pursuant to the merger agreement, Merger Sub will merge with and into Kitara (the “merger”), with Kitara surviving the merger as a wholly-owned subsidiary of New Holdco. In the merger, each outstanding share of Kitara common stock will be converted into one share of New Holdco common stock.

Immediately following the merger and as part of a single integrated transaction, pursuant to the exchange agreement, the members of Future Ads will exchange (the “exchange,” and together with the merger, the “transactions”) all of the outstanding Future Ads limited liability company interests for (i) $80,000,000 in cash, (ii) shares of New Holdco common stock that represent 53% of the fully diluted shares of New Holdco common stock outstanding as of the closing of the transactions (the “closing”), (iii) the right to receive performance-based “earn out” payments that would enable the members to receive up to an additional $40,000,000 in cash or stock consideration based on Future Ads reaching certain EBITDA levels during the 2015 to 2018 fiscal years, (iv) on or prior to June 30, 2016, $10,000,000 in cash and/or shares of New Holdco common stock (the “deferred consideration”), and (v) immediately after the payment of certain fees to Highbridge (as defined below) on or about the fourth anniversary of the closing, $6,000,000 in cash. The consideration payable to the members is subject to a post-closing adjustment based on the working capital and indebtedness of Future Ads and the working capital of Kitara.

Furthermore, after the closing, New Holdco will reimburse the members for all transaction expenses paid by Future Ads, its subsidiaries or the members on or before the closing, and will assume all of their unpaid transaction expenses as of such date.

The merger and the exchange are conditioned on each other and neither will be consummated if the other cannot be consummated. Immediately following the closing, New Holdco will be the new publicly traded company and Kitara and Future Ads will be wholly-owned subsidiaries of New Holdco. Immediately following the closing, of the shares of New Holdco common stock to be outstanding, we expect that the former Kitara stockholders and certain of the former members of Future Ads will own 95,884,241 shares (or 38.3%) and 154,213,092 shares (or 61.7%), respectively. Additionally, we expect there to be an aggregate of 40,870,765 shares of New Holdco common stock reserved for issuance under stock options and warrants assumed by New Holdco and awards that may be granted under the 2014 Plan.

Key Terms of Transaction Agreements

The following sets forth certain additional key terms of the transaction agreements:

Exchange Agreement

Representations and Warranties

The exchange agreement contains certain representations and warranties of Kitara and New Holdco, on the one hand, and the members and Future Ads, on the other hand. The representations and warranties of the parties will not survive the closing, and thereafter no party will be under any liability whatsoever with respect to the representations and warranties other than in the case of fraud.

No Solicitation

Under the exchange agreement, Kitara and the members of Future Ads may not take, and will cause their respective affiliates, representatives and other agents and their respective subsidiaries to refrain from taking, any action to, directly or indirectly, among other things, approve, authorize, encourage, initiate, solicit or engage in discussion or negotiations with, or provide any information to, any person other than the parties to the exchange agreement, or their respective affiliates and representatives, concerning any alternate transaction (as defined in the exchange agreement).

New Stock Plan

Pursuant to the exchange agreement, New Holdco and Kitara have created the New Holdco 2014 Long-Term Incentive Plan (the “2014 Plan”), which will provide for nine percent of the fully diluted outstanding shares of New Holdco common stock as of the closing to be reserved for issuance to directors, officers, employees, consultants and other service providers of New Holdco and its subsidiaries pursuant to the plan.

Subsequent Equity Financings

During the period commencing with the closing and ending on June 30, 2016 (or earlier if paid in shares as elected by the members), New Holdco and its affiliates shall use their reasonable best efforts to complete equity financings that will raise sufficient net proceeds to pay the $10,000,000 of deferred consideration to the members of Future Ads.

Conditions

As set forth in the exchange agreement, the consummation of the exchange depends on a number of conditions being satisfied or waived. These conditions include, but are not limited to:

•	no governmental authority having enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the exchange;

•	the merger having been completed or all of the conditions necessary for such completion having been satisfied and the merger being consummated contemporaneously with the exchange; and

•	the debt financing having been consummated.

Kitara’s and New Holdco’s obligation and the obligation of the members of Future Ads to consummate the exchange are subject to certain additional customary conditions.

Termination of the Exchange Agreement

The exchange agreement provides for certain customary termination rights for Kitara and the members, including by Kitara or by the members acting jointly, if the conditions to such party’s obligation to close the exchange cannot be fulfilled prior to January 31, 2015, if the exchange has not closed by such date, or if the debt financing has not been consummated by such date, in each case subject to certain conditions. The exchange agreement also may be terminated by mutual written consent of Kitara and the members acting jointly.

Merger Agreement

Existing Stock Options and Warrants

At the effective time of the merger, New Holdco will assume and continue Kitara’s existing 2012 Long-Term Incentive Equity Plan (the “2012 Plan”) and its 2013 Long-Term Incentive Equity Plan (the “2013 Plan”) and all outstanding stock options thereunder. The plans and options will apply to New Holdco and the shares of New Holdco common stock in the same manner as they previously applied to Kitara and the shares of Kitara common stock. In addition, New Holdco will assume the other outstanding options and warrants of Kitara, in each case in accordance with the terms of the respective securities.

Conditions

As set forth in the merger agreement, the consummation of the merger depends on a number of customary conditions being satisfied or waived. In addition, the merger will only be consummated if the transactions contemplated by the exchange agreement are also consummated.

Termination

As set forth in the merger agreement, the merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger if (a) the exchange agreement has been terminated in accordance with its terms or (b) with the consent of Future Ads, the Kitara board of directors determines that the consummation of the merger would not, for any reason, be advisable and in the best interests of Kitara and its stockholders.

Financing the Proposed Transaction

The financing will consist of a new revolving credit facility in the amount of $15,000,000 (not more than $7,500,000 of which will be funded at the closing) and term loan credit facility in the amount of $81,000,000 from funds managed or advised by Highbridge Principal Strategies LLC (“Highbridge”). Proceeds from the financing will be used to facilitate the merger and the exchange and specifically to: (i) pay the cash consideration to the members of Future Ads, (ii) refinance certain existing indebtedness of Kitara and its subsidiaries, (iii) pay fees and expenses related to the transactions (including the financing for the transactions) and (iv) fund the ongoing working capital requirements of New Holdco and its subsidiaries. On or about the fourth anniversary of the closing, New Holdco will pay a fee of $12,500,000 to Highbridge in cash or, if sufficient funds are not available, New Holdco common stock.

Pursuant to the exchange agreement, in the event that any portion of the debt financing contemplated by the debt commitment letter becomes unavailable on substantially the terms and conditions contemplated in the debt commitment letter, Kitara will notify Future Ads and use its commercially reasonable efforts to arrange alternative financing from alternative sources on financial terms no less favorable than those in the debt commitment letter.

Ancillary Agreements

Voting Agreement

In connection with the exchange agreement, Kitara entered into a voting agreement with certain existing Kitara stockholders, including Kitara’s officers and directors (the “supporting parties”), who hold a majority of the currently outstanding shares of Kitara common stock. Under the voting agreement, the supporting parties have agreed, among other things, to vote their shares of Kitara common stock (including any shares acquired after the date of the agreement) in favor of (i) the adoption of the merger agreement and approval of the merger and any other matters necessary for consummation of the merger and any other transactions contemplated in the merger agreement, including the Charter Amendment Proposals (as defined in the notice) and the Adjournment Proposal (as defined in the notice), and (ii) the approval of the 2014 Plan. Since the supporting parties own more than 50% of the outstanding common stock of Kitara, the supporting parties may approve the Merger Proposal (as defined in the notice), the Charter Amendment Proposals, the Equity Plan Proposal (as defined in the notice) and the Adjournment Proposal without the affirmative vote of any other Kitara stockholder.

Lockup Agreements

Pursuant to the exchange agreement, New Holdco has entered into lockup agreements with certain of the members of Future Ads and with certain of Kitara’s existing stockholders, including its officers and directors, restricting the transfer of shares of New Holdco common stock by such persons for 12 months after the closing, subject to certain exceptions, including upon registration of their shares under certain circumstances. Because the members are entering into the registration rights agreement and certain of the Kitara stockholders subject to the lockup agreements have existing registration rights, the effective lockup period may be substantially shorter than 12 months.

Registration Rights Agreement

At the closing, New Holdco will enter into a registration rights agreement with respect to the shares of New Holdco common stock issued in the exchange, providing the holders of the such shares with certain “demand” and “piggyback” registration rights.

Stockholders’ Agreement

At the closing, New Holdco will enter into a stockholders’ agreement with the members of Future Ads who are receiving shares of New Holdco common stock in the exchange. Pursuant to the stockholders’ agreement, among other things, these members of Future Ads initially will have the right to designate for appointment or nomination, as applicable, a majority of the directors comprising the New Holdco board of directors, and such directors will have consent rights with respect to specified actions proposed to be taken by New Holdco.

Annex B

Section 262 of the Delaware General Corporation Law

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.